U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
   17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of
                       the Investment Company Act of 1940

|_|  Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

1.   Name and Address of Reporting Person*

     Henkel KGaA
     67 Henkelstrasse
     40191 Dusseldorf
     Germany

2.   Issuer Name and Ticker or Trading Symbol

     Ecolab Inc. (ECL)

3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


4.   Statement for Month/Day/Year

     September 30 - October 1, 2002

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     |_| Director                      |X| 10% Owner (see attached statement)
     |_| Officer (give title below)    |_| Other (specify below)

7.   Individual or Joint/Group Filing (Check applicable line)

     |X| Form filed by One Reporting Person
     |_| Form filed by More than One Reporting Person



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*    If the Form is filed by more than one Reporting Person, see Instruction
     4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock
par value $1.00 per share             9/30/2002       P               300        (A)     $41.00   21,679,612     (D)
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                                                                                                  14,666,664     (I)       Held by
                                                                                                                          Subsidiary
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

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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

Explanation of responses:

** Intentional misstatements or omissions of fact constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Signature of Reporting Person

       Henkel KGaA

       By:  /s/ Lothar Steinebach           By: /s/ Thomas Kuhn
            --------------------------          --------------------------
       Name:    Lothar Steinebach           Name:    T. G. Kuhn
       Title:   Vice President,             Title:   Corporate Counsel
                Finance/Controlling
       Date:    October 2, 2002             Date:    October 2, 2002

STATEMENT ATTACHED TO FORM 4
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
BY HENKEL KGaA
67 HENKELSTRASSE
40191 DUSSELDORF
GERMANY

October 2, 2002


ITEM 6.  Relationships of Reporting Person to Company

            Henkel KGaA ("Henkel") is the beneficial owner of more than 10 percent of the outstanding common stock of Ecolab Inc. ("Ecolab"). Under an amended and restated agreement dated as of November 30, 2001, between Ecolab and Henkel, Ecolab agreed to take all necessary actions to have such number of designees of Henkel nominated to Ecolab's Board of Directors so that Henkel has representation on the Board of Directors proportionate with its stock ownership. Pursuant to this agreement, Ulrich Lehner, Stefan Hamelmann and Jochen Krauter currently serve on the Board of Directors of Ecolab.